Exhibit 99.1

Sogou Announces Second Quarter 2020 Results

BEIJING, China, August 10, 2020 — Sogou Inc. (NYSE: SOGO) (“Sogou” or “the Company”), an innovator in search and a leader in China’s internet industry, today announced its unaudited financial results for the second quarter, ended June 30, 2020.

Second Quarter 2020 Highlights

•                      Total revenues1 were $261.2 million, a 14% decrease year-over-year, or an 11% decrease in RMB terms.

•                      Net loss attributable to Sogou Inc. was $8.5 million. Non-GAAP2 net loss attributable to Sogou Inc. was $5.5 million.

•                      Sogou Mobile Keyboard had 484 million DAUs (daily average users), up 6% year-over-year. As China’s largest voice recognition app, it processed up to 1.4 billion daily voice requests.

“We delivered overall in-line results in the second quarter, with Search maintaining a steady share of traffic and Mobile Keyboard further expanding its DAU base. Moreover, our AI Hardware business recorded solid growth in the quarter,” said Xiaochuan Wang, CEO of Sogou. “Amidst the external headwinds from the pandemic, Sogou has been proactively upgrading its development strategy to focus on generating more user value and building out a business that is oriented towards long-term value and growth. We will further boost AI empowerment and synergies across our businesses while we continually drive technological advances.”

Fion Zhou, CFO of Sogou, said, “In the second quarter, while our top-line performance came under pressure due to prolonged impact from the pandemic, we are pleased that we narrowed the net loss on a sequential basis, partially due to gradually normalized TAC growth. As we move forward, we will stringently manage our costs and expenses as we implement our strategy upgrade.”

Second Quarter 2020 Financial Results

Total revenues were $261.2 million, a 14% decrease year-over-year.

•                      Search and search-related revenues were $240.6 million, a 13% decrease year-over-year. Auction-based pay-for-click services decreased year-over-year, accounting for 86.9% of search and search-related revenues, compared to 88.2% in the corresponding period in 2019.

•                      Other revenues were $20.6 million, a 25% decrease year-over-year. The decrease was primarily due to decreased revenues from non-core businesses, partially offset by a 20% year-over-year increase in AI-enabled hardware.

Cost of revenues was $196.9 million, a 1% increase year-over-year. Traffic acquisition cost, a primary driver of cost of revenues, was $159.1 million, a 9% increase year-over-year, representing 60.9% of total revenues, compared to 48.2% in the corresponding period in 2019. The increase was driven by increased traffic acquisition from third parties as users confined to their homes spent more time online during the COVID-19 outbreak.

Gross profit was $64.2 million and non-GAAP gross profit was $64.3 million, both a 40% decrease year-over-year.

Total operating expenses were $90.3 million, a 6% decrease year-over-year.

•                      Research and development expenses were $48.7 million, a 4% decrease year-over-year, representing 18.6% of total revenues, compared to 16.7% in the corresponding period in 2019. The decrease was primarily attributable to a decrease in share-based compensation expense.

•                      Sales and marketing expenses were $32.0 million, a 13% decrease year-over-year, representing 12.2% of total revenues, largely flat with the corresponding period in 2019. The decrease was primarily due to a decrease in personnel-related expenses.

•                      General and administrative expenses were $9.7 million, a 9% increase year-over-year, representing 3.7% of total revenues, compared to 2.9% in the corresponding period in 2019.

Operating loss was $26.1 million, compared to operating income of $11.6 million in the corresponding period in 2019. Non-GAAP operating loss was $23.2 million, compared to operating income of $18.1million in the corresponding period in 2019.

Other income, net was $15.5 million, compared to $4.2 million in the corresponding period in 2019. The increase was primarily due to a tax refund that was part of the Chinese government’s initiatives taken in response to COVID-19 and other tax exemptions.

Income tax benefit was $1.1 million, compared to $1.4 million in the corresponding period of 2019.

Net loss attributable to Sogou Inc. was $8.5 million, compared to net income of $21.3 million in the corresponding period in 2019. Non-GAAP net loss attributable to Sogou Inc. was $5.5 million, compared to net income of $27.8 million in the corresponding period in 2019.

GAAP basic and diluted loss per ADS was $0.02. Non-GAAP basic and diluted loss per ADS was $0.01.

As of June 30, 2020, the Company had cash and cash equivalents and short-term investments of $1.2 billion, compared to $1.1 billion as of December 31, 2019. Net operating cash inflow for the second quarter of 2020 was $49.2 million. Capital expenditures for the second quarter of 2020 were $5.8 million.

1 On a constant currency (non-GAAP) basis, if the exchange rate in the second quarter of 2020 had been the same as it was in the second quarter of 2019, or RMB 6.82=$1.00, total revenues in the second quarter of 2020 would have been 271.4 million, or $10.2 million more than GAAP total revenues, and down 11% year-over-year.

2 Non-GAAP results exclude share-based compensation expense. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Recent Development

On July 27, 2020, the Company announced that its board of directors (the “Sogou Board”) received a letter containing a preliminary non-binding proposal (the “Proposal”) from Tencent Holdings Limited (including its affiliates, “Tencent”) for Tencent to acquire all of the outstanding ordinary shares, including ordinary shares represented by ADSs, of the Company that are not already owned by Tencent for US$9.00 in cash per ordinary share or ADS (as the same may be amended from time to time, a “Proposed Transaction”). A Proposed Transaction based on the Proposal, if completed, would result in the Company becoming a privately-held, indirect wholly-owned subsidiary of Tencent, and Sogou ADSs would be delisted from the New York Stock Exchange.

On July 31, 2020, the Sogou Board established a special committee (the “Special Committee”) of the Sogou Board, composed solely of independent directors, to consider the Proposal.

The Company cautions its shareholders and others considering trading in the Company’s securities that neither the Sogou Board nor the Special Committee has made any decision with respect to the Company’s response to the Proposal. There can be no assurance that Tencent will make a definitive offer to the Company, that a definitive agreement relating to the Proposal will be entered into between the Company and Tencent, or that a Proposed Transaction or any other similar transaction will be approved or consummated.

The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), Sogou’s management uses non-GAAP measures of gross profit, gross margin, and net income that are adjusted from results based on GAAP to exclude the impact of share-based awards. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Sogou’s management believes that excluding share-based compensation expense is useful for management’s internal operating purposes and for investors. The amount of share-based compensation expense cannot be anticipated by management, and this is not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Sogou provides to analysts and investors as guidance for future operating performance. As share-based compensation expense does not involve subsequent cash outflow, Sogou does not factor in this expense when evaluating and approving expenditures or when determining the allocation of its resources to its business operations. As a result, in general, the Company’s monthly financial results for internal reporting and any performance measures for commissions and bonuses are based on these non-GAAP financial measures that exclude share-based compensation expense.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Sogou’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, gross margin, and net income measures that exclude share-based compensation expense is that share-based compensation expense has been and is likely to continue to be a significant recurring expense in the Company’s business. In order to mitigate these limitations, the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Safe Harbor Statement

This announcement may contain forward-looking statements. Statements that are not historical facts, including statements about Sogou’s and Sogou management’s beliefs and expectations, are forward-looking statements. Any such statements are based on current plans, estimates, and projections, which involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, intense competition in the market for search and search-related services; our need to continually innovate and adapt in order to grow our business; our reliance on Tencent platforms for a significant portion of our user traffic; uncertainty regarding the extent and reach of PRC governmental regulation of sponsored search; the effects of the COVID-19 virus on the economy in China generally and on our business in particular; and the fact that there is no assurance that Tencent will make a definitive offer to acquire the Company, that a definitive agreement relating to the Proposal will be entered into between Tencent and the Company, or that a Proposed Transaction or any other similar transaction between Tencent and the Company will be approved or consummated. Further information regarding these and other risks is included in Sogou’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the Securities and Exchange Commission on April 21, 2020, and other documents Sogou files with or submits to the Securities and Exchange Commission.

Conference Call and Webcast

Sogou’s management team will host a conference call at 6:30 am U.S. Eastern Time, (6:30 pm Beijing/Hong Kong time) on August 10, 2020, following this quarterly results announcement.

The dial-in details for the live conference call are:

U.S. Toll Free:	+1-888-317-6003
Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Hong Kong Local Toll:	+852-580-81995
International:	+1-412-317-6061
Passcode:	9971291

Please dial in 10 minutes before the call is scheduled to begin. When prompted, ask to be connected to the Sogou Inc. call and provide the passcode.

A replay of the conference call may be accessed by phone at the following number until August 17, 2020:

International:	+1-412-317-0088
Passcode:	10146698

A live webcast and archive of the conference call will be available on the Investor Relations section of Sogou’s website at http://ir.sogou.com.

About Sogou

Sogou Inc. (NYSE: SOGO) is an innovator in search and a leader in China’s internet industry. With a mission to make it easy to communicate and get information, Sogou has grown to become the second-largest search engine by mobile queries and the fourth largest internet company by MAU in China. Sogou has a wide range of innovative products and services, including the Sogou Input Method, which is the largest Chinese language input software for both mobile and PC. Sogou is also at the forefront of AI development and has made significant breakthroughs in voice and image technologies, machine translation, and Q&A, which have been successfully integrated into our products and services.

For investor enquiries, please contact:

Jessie Zheng

Sogou Investor Relations

Tel: +86 10 5689 8068

Email: ir@sogou-inc.com

For media enquiries, please contact:

Serena Liu

Sogou Public Relations

Tel: +86 10 5689 9999 (61958)

Email: press@sogou-inc.com

SOGOU INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended
	Jun. 30, 2020	Mar. 31, 2020	Jun. 30, 2019
Revenues:
Search and search-related advertising revenues	$240,602	$237,610	$276,152
Other revenues	20,581	19,674	27,464
Total revenues	261,183	257,284	303,616
Cost of revenues (1)	196,939	217,024	195,863
Gross profit	64,244	40,260	107,753
Operating expenses:
Research and development (1)	48,683	47,023	50,609
Sales and marketing (1)	31,981	28,597	36,664
General and administrative (1)	9,682	6,997	8,849
Total operating expenses	90,346	82,617	96,122
Operating (loss)/income	(26,102)	(42,357)	11,631
Interest income	813	744	1,739
Foreign currency exchange (loss)/gain (2)	(89)	1,730	2,387
Other income, net	15,542	7,212	4,216
(loss)/Income before income tax expenses	(9,836)	(32,671)	19,973
Income tax benefit	(1,143)	(962)	(1,357)
Net (loss)/income	(8,693)	(31,709)	21,330
Less: Net loss attributable to noncontrolling interest shareholders	(233)	(93)	—
Net (loss)/income attributable to Sogou Inc.	$(8,460)	$(31,616)	$21,330
Net (loss)/income per share/ADS
Basic	$(0.02)	$(0.08)	$0.05
Diluted	$(0.02)	$(0.08)	$0.05
Weighted average number of shares/ADSs outstanding
Basic	383,066	382,141	391,490
Diluted	383,066	382,141	396,632

(1) Share-based compensation expense included in:
Cost of revenues	$45	$77	$127
Research and development	2,095	613	4,470
Sales and marketing	702	(379)	1,670
General and administrative	72	166	187
	$2,914	$477	$6,454

(2) Foreign currency exchange (loss)/gain, mainly arising from our cross-border RMB-denominated intragroup loans, is a result of appreciation or depreciation, respectively, of the RMB.

SOGOU INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Jun. 30, 2020	As of Dec. 31, 2019
ASSETS
Current assets:
Cash and cash equivalents	$257,055	$142,464
Short-term investments	920,993	995,350
Restricted cash	6,177	5,370
Account and financing receivables, net	111,366	131,813
Prepaid and other current assets	34,409	26,888
Due from related parties	2,495	$2,837
Total current assets	1,332,495	1,304,722
Long-term investments, net	71,080	$63,345
Fixed assets, net	88,797	110,006
Goodwill	6,016	5,534
Intangible assets, net	1,346	1,514
Deferred tax assets, net	15,095	16,306
Other assets	40,967	$20,975
Total assets	$1,555,796	1,522,402
LIABILITIES
Current liabilities:
Accounts payable	$209,078	$111,587
Accrued and other short-term liabilities	137,932	150,275
Receipts in advance	69,041	67,902
Accrued salary and benefits	17,525	24,167
Taxes payable	63,460	76,688
Due to related parties	32,055	22,594
Total current liabilities	529,091	453,213
Long-term liabilities	15,963	5,686
Total liabilities	$545,054	$458,899

SHAREHOLDERS’ EQUITY
Sogou Inc. shareholders’ equity	1,010,517	1,063,503
Non-controlling interest	225	—
Total shareholders’ equity	1,010,742	1,063,503
Total liabilities and shareholders’ equity	$1,555,796	1,522,402

SOGOU INC.

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended Jun. 30, 2020			Three Months Ended Mar. 31, 2020			Three Months Ended Jun 30, 2019
	GAAP	Non-GAAP Adjustments(1)	Non-GAAP	GAAP	Non-GAAP Adjustments(1)	Non-GAAP	GAAP	Non-GAAP Adjustments(1)	Non-GAAP
Gross profit	$64,244	$45	$64,289	$40,260	$77	$40,337	$107,753	$127	$107,880
Gross margin	25%		25%	16%		16%	35%		36%

Operating expenses	$90,346	$(2,869)	$87,477	$82,617	$(400)	$82,217	$96,122	$(6,327)	$89,795

Operating (loss)/income	$(26,102)	$2,914	$(23,188)	$(42,357)	$477	$(41,880)	$11,631	$6,454	$18,085
Operating margin	-10%		-9%	-16%		-16%	4%		6%

Income tax benefit	$(1,143)	$—	$(1,143)	$(962)	$—	$(962)	$(1,357)	$—	$(1,357)

Net (loss)/income before non-controlling interest	$(8,693)	$2,914	$(5,779)	$(31,709)	$477	$(31,232)	$21,330	$6,454	$27,784
Net (loss)/income attributable to Sogou Inc.	$(8,460)	$2,914	$(5,546)	$(31,616)	$477	$(31,139)	$21,330	$6,454	$27,784
Net margin attributable to Sogou Inc.	-3%		-2%	-12%		-12%	7%		9%

(1) To exclude share-based compensation expense. This non-GAAP adjustment does not have an impact on income tax expense.